

Mail Stop 4628

January 12, 2017

Via E-mail
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

> **Re:** **CNOOC Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 21, 2016**
> **Form 6-K filed August 24, 2016**
> **Supplemental Response dated November 8, 2016**
> **File No. 1-14966**

Dear Mr. Zhong:

We have reviewed your November 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2016 letter.

Form 20-F for Fiscal Year ended December 31, 2015

Operating And Financial Review and Prospects, page 58

Factors Affecting Our Results of Operations, page 58

1.   The disclosure regarding oil and gas prices in your Form 20-F explains the impact of lower prices to your revenues and earnings, but does not appear to address the reasonably likely effect that known trends or uncertainties regarding prices will have on your liquidity and capital resources. Revise to provide a discussion and analysis of the

reasonably likely effect of sustained lower commodity prices considering the causes of material changes in commodity price assumptions during the second quarter of 2016 and other factors you have cited such as market uncertainty. This disclosure should also address the potential impact of oil and natural prices not rising to the prices used in your internal price forecasts, including as it relates to potential impairment of your capitalized oil and gas property costs and estimated proved reserves quantities. Refer to Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release No. 33-8350.

Critical Accounting Policies, page 59

2.   The revised disclosure provided in response to prior comment 4 states that there is a significant degree of uncertainty with the assumptions used to estimate future cash flows. Further revise your disclosure to provide additional insight into the extent of the uncertainty associated with the key assumptions used to test your oil and natural gas properties for impairment. In addition, address the reasonably likely effect of changes in circumstances or expectations of future performance and identify potential events that you reasonably expect could negatively affect your key assumptions.

3.   In response to prior comment 4, you state that it is not reasonably practicable to quantify the impact of future impairment charges. Tell us how your disclosure regarding uncertainty in the assumptions used in your impairment testing reflects the guidance in paragraphs 129(b) and 131 of IAS 1.

Notes to the Consolidated Financial Statements

Note 15 – Property, Plant and Equipment, page F-48

4.   Your response to prior comment 6 states that your discount rate is determined using the weighted average cost of capital. Tell us how the use of a weighted average cost of capital is consistent with paragraph 55 of IAS 36 which requires the use of a pre-tax discount rate.

Form 6-K filed August 24, 2016

Interim Results

Note 6 – Property, Plant and Equipment, page 9

5.   From your response to prior comment 10, we note that you forecast future production based on the actual production profile combined with the projected production level in your development plan. Tell us about any differences between estimated production used to estimate future cash flows and your calculation of the standardized measure of discounted future net cash flows.

6. Your responses to prior comments 10 and 11 explain the process through which you estimate future oil and gas prices. For short-term forecasted oil price, tell us about the information you obtain from Information Handling Services Inc. and Reuters (i.e., whether your estimates are based on NYMEX futures prices). Also, tell us whether the prices used to calculate value in use are consistent with those used for your budgets and forecasts and to make investment decision for your development projects. Refer to paragraph 33(b) of IAS 36.

7. We note from your response to prior comments 10 and 11 that for mid- to long-term oil prices, you refer to the forecast results of Information Handling Services Inc. combined with an internal analysis of the international crude oil market environment and management's judgment. Provide us with additional detail explaining the process through which you analyze oil price forecasts to determine the mid-to long-term forecasted prices and explain how management's judgment factors into this process. Your response should explain the degree to which you evaluate the range of economic conditions expected to exist over the remaining useful lives of your properties. With your response, tell us the specific prices used, by product and by year, for the period covered by your cash flow projections.

8. Your response to prior comment 12 does not appear to address the results of your analysis of the causes of differences between past cash flow projections and actual cash flows. Describe the degree to which your projections have been consistent with past actual outcomes pursuant to paragraph 34 of IAS 36.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources